Mail Stop 4561

November 29, 2006

By U.S. Mail and Facsimile (203) 338-3600

John A. Klein
Chairman, Chief Executive Officer, and President
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

Re: **People's United Financial, Inc.**
    Registration Statement on Form S-1
    Filed November 2, 2006
    File No. 333-138389

Dear Mr. Klein:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that a separate proxy statement has been filed as Exhibit 99.3. Please revise to combine the proxy statement with the prospectus. Refer to Rule 145(a)(2) under the Securities Act.

2.   In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

3.   Please use no type size smaller than the type use predominantly in the prospectus. For an example that needs to be changed, see page 51.

Prospectus Cover Page

4.   In the second paragraph, please disclose that if the offering is extended beyond "Extension Date 1," investors must indicate their continued interest or their funds will be returned.

Prospectus Summary, page 1

5.   The first sentence should state that the summary highlights the material information, not selected information, from the document. Please revise.

6.   Generally, please eliminate repetition from the Summary.

Tax Aspects of the Conversion, page 21

7.   Please change the tense from future to past for verbs describing the delivery of tax opinions.

Risk Factors, page 26

8.   Some of your risk factors state that you cannot assure a certain outcome or that there is no guarantee of a result when the real risk is the underlying situation. Please revise to eliminate such language.

How We Intend to Use the Proceeds from the Offering – page 27

9.   To the extent possible, disclose the expected average cost of opening the additional branch offices

Selected Consolidated Financial and Other Data, page 37

10.   On page 6 as well as here, you present a measure of "adjusted net income", which appears to be a non-GAAP measure as defined by Item 10(e) of Regulation S-K. Please revise to address the following regarding that measure:

•   Revise to provide the reconciliation as required by Item 10(e).

•   Tell us how you considered the guidance of questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website.

- In particular, it appears that the liability restructuring costs, gains on asset sales, and net securities losses are recurring items and therefore may not be appropriate adjustments. If you are able to support these adjustments as being appropriate, please revise to provide the following disclosures:

    o the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

    o the economic substance behind management's decision to use such a measure;

    o the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

    o the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

    o the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

- If you are unable to support these adjustments, revise accordingly to omit the measure or eliminate the prohibited adjustments.

Pro Forma Data, page 46

11.   Please revise to disclose what interest rate assumption you used to estimate the company's contribution to cover the principal and interest payments due on the loan to the ESOP.

Selected Financial Terms, page 59

12.   Please revise to disclose a reconciliation for each non-GAAP measure identified herein. In addition, specifically identify all adjusting items for each measure for each period presented.

13.   Please address the following regarding your measure titled "operating revenue":

- Tell us how you considered the guidance of questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website as it relates to your measure titled "operating revenue".

- Please revise accordingly to delete this measure or provide additional support.

- Tell us how you determined the title was appropriate since it appears to reflect adjusted operating revenue rather than actual operating revenue.

14. Please revise to disclose how the calculation of your efficiency ratio complies with your primary banking regulator's definition. Otherwise, revise to provide a reconciliation to the measure as defined by your primary banking regulator.

Business of People's Bank, page 91

Market Area and Competition, page 91

15. Please expand your primary market area information to include information on the population characteristics of the counties you serve, including information and trends relating to population growth or decline, aging and per capita income. In particular, we note the discussion on page 2.2 of the Valuation Report regarding population and household growth rates.

Lending Activities, page 92

16. Disclose any limits on lending to one borrower.

Loan Approval Procedures and Authority, page 100

17. Provide a more thorough discussion of your approval policies regarding purchase of shared national credits.

Business of People's Bank

Allowance for Loan Losses Allocated by Type of Loan, page 106

18. Please revise your table to present the amount of loan losses estimated for each loan category reported in accordance with Item III.A of Industry Guide 3 alongside the percentage of total loans in each category. Please revise your table accordingly. Refer to Item IV.B of Industry Guide 3.

Management of People's Bank, page 143

19. Please confirm that the disclosure indicates all positions and offices with the company held by each officer and director, and revise to distinguish, as necessary, between the position currently held and any past positions with the company. Refer to Item 401(a) and (b) of Regulation S-K.

Employment Agreement & Change of Control Agreement, page 155

20.   Please disclose the estimated value of the benefits payable under Mr. Klein's employment agreement and the change-in-control agreements, assuming a triggering event as of a recent date.

Stock Pricing and Number of Shares to be Issued, page 172

21.   Please confirm that there has been no material relationship between the bank and RP Financial for the past two years.

Financial Statements

Consolidated Statements of Income, page F-5

22.   Please revise to present basic earnings per common share as well as basic and diluted earnings from continuing operations per share on the face of your Statement of Income. Refer to paragraph 36 of SFAS 128.

Note 1 – Summary of Significant Accounting Policies, page F-8

23.   Please revise to disclose your revenue recognition policies for insurance, brokerage, financial advisory, and investment management services. Clearly disclose the nature and extent of your insurance activities, specifically addressing whether these activities are limited to brokering of insurance products or writing premiums.

Securities, page F-10

24.   Please revise to clarify the circumstances under which you use a date other than the trade date to record your securities transactions and disclose your basis for doing so. To the extent material, please revise to disclose the extent to which the use of a date other than a trade date to record securities transactions causes material differences in your financial statements.

Loans and Allowance for Loan Losses, page F-12

25.   Please revise to disclose your policy for how management identifies and designates loans as held for sale. Separately quantify loans held for sale on your balance sheet or confirm in your disclosure that none existed at period end.

Goodwill and Other Acquisition Related Intangibles, page F-14

26.   Please revise to disclose a description of the facts and circumstances that led to the impairment of goodwill associated with OMIA. Describe the factors considered in the previous annual impairment test that led management to believe that OMIA was not impaired and how changes in those factors led to an impairment charge upon segment reorganization. Refer to paragraph 47(a) of SFAS 142.

Note 2 – Sale of Branches, page F-21

27.   Based on your disclosures, it does not appear that you have allocated any portion of your goodwill to the sale of your branches. Please revise to disclose how you considered paragraph 39 of SFAS 142 in determining the gain on the sale of the branches to be recorded in your financial statements.

Note 4 – Securities, page F-22

28.   It appears that you sold a significant portion of your debt securities in the second and third quarters of 2006 as a part of a balance sheet restructuring plan. Please revise to disclose the following:

- Disclose the facts and circumstances surrounding the decision to restructure your balance sheet;

- Disclose specifically when management began considering the restructuring plan and when made the final decision to restructure the balance sheet;

- Clearly disclose the extent to which you integrated your asset/liability management and your balance sheet restructuring plans into your considerations of your intent and ability to hold securities for the foreseeable future as part of your impairment analyses in preceding periods.

- On page F-26, you state that these securities were not other than temporarily impaired because the issuers were of high credit quality and the impairments were directly related to changes in interest rates. Disclose why you believed changes in interest rates to be other than temporary as of December 31, 2005, given the market trend in interest rates; and,

- Disclose how you considered SAB Topic 5M, and FSP FAS 115-1 in determining the correct period to record the losses related to the securities sold.

Note 17 – Financial Instruments

Derivative Financial Instruments, page F-57

29.   Please revise to disclose the following related to your derivative instruments:

- Disclose the methods used to assess hedge effectiveness, both at inception and on an ongoing basis;

- For your interest rate floors and swaps, please tell us if you are hedging each loan individually, or if you are hedging a pool of loans;

- If you are hedging a pool of loans, please revise to disclose how each loan met the requirements of paragraphs 21 and 29 of SFAS 133 to receive hedge accounting;

- Revise to disclose how you account for your hedging relationships upon prepayment of the loans, if allowed; and,

- You disclose that you use interest rate floors, swaps and corridors.   Please revise to provide the relevant disclosures related to your interest rate corridors, if material.

Exhibit 5.1

30.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Exhibit 8.1

31.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

John A. Klein
People's United Financial, Inc.
November 29, 2006
Page 9

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: V. Gerard Comizio, Esq.
       Matthew Dyckman, Esq.
       Thacher Proffitt & Wood LLP
       1700 Pennsylvania Avenue, N.W.
       Suite 800
       Washington, D.C. 20006